Exhibit 99.1

Ellomay Capital Reports Results for the Three and Nine Months Ended September 30, 2015

Tel-Aviv, Israel, December 21, 2015 – Ellomay Capital Ltd. (NYSE MKT; TASE: ELLO) (“Ellomay” or the “Company”) an emerging operator in the renewable energy and energy infrastructure sector, today reported its unaudited financial results for the three and nine month periods ended September 30, 2015.

Financial Highlights

•
Revenues were approximately $11.6 million for the nine months ended September 30, 2015, compared to approximately $12.7 million for the nine months ended September 30, 2014. Excluding unfavorable currency effects, revenues were up approximately 11% to €10.4 million from €9.4 million in the corresponding period last year. The change in revenues is mainly a result of an increase in revenues due to the acquisition of three photovoltaic plants in Murcia, Spain (the “Murcia PV Plants”), on July 1, 2014. The decrease in the amount of reported revenues is due to the presentation of results in U.S. dollar and the devaluation of the Euro against the U.S. dollar during the period.

•
Operating expenses were approximately $1.9 million (€1.7 million) for the nine months ended September 30, 2015, compared to approximately $2.2 million (€1.6 million) for the nine months ended September 30, 2014. Depreciation expenses were approximately $3.7 million (€3.3 million) for the nine months ended September 30, 2015, compared to approximately $4.1 million (€3 million) for the nine months ended September 30, 2014. These changes resulted from an increase in expenses due to addition of the Murcia PV Plants’ operations acquired on July 1, 2014, offset by the devaluation of the Euro against the U.S. dollar.

•
Impairment charges were $0 for the nine months ended September 30, 2015, compared to approximately $0.6 million for the nine months ended September 30, 2014. Due to regulatory changes in Italy, principally Law 116/2014 providing for a decrease in the FiT guaranteed to existing photovoltaic plants, we examined the recoverability of our photovoltaic plants in Italy. As the book value as at September 30, 2014 of some of the photovoltaic plants exceeded their recoverable amount, we recognized in those cases impairment charges. During the fourth quarter of 2014, we reexamined the impairment charges recorded and determined to reverse the impairment charges due to changes in market conditions.

•
General and administrative expenses were approximately $2.7 million for the nine months ended September 30, 2015, compared to approximately $3.5 million for the nine months ended September 30, 2014. The decrease in general and administrative expenses was mainly related to reduced consulting expenses.

•
Company’s share of income of investee accounted for at equity, after elimination of intercompany transactions, was approximately $1.1 million for the nine months ended September 30, 2015, compared to gain of approximately $1.7 million in the nine months ended September 30, 2014. This decrease is due to the increased operational and financing costs related to the operations of the power plant operated by Dorad Energy Ltd. (“Dorad”) in May 2014.

•
Gain on bargain purchase was $0 million for the nine months ended September 30, 2015, compared to gain of approximately $3.7 million in the nine months ended September 30, 2014. The gain on bargain purchase recorded for the nine months ended September 30, 2014 resulted from the acquisition of the Murcia PV Plants on July 1, 2014. Other income was approximately $0.1 million for the nine months ended September 30, 2015, compared to approximately $1.7 million for the nine months ended September 30, 2014. Other income was primarily attributable to compensation to be received in connection with a pumped storage project in the Gilboa, Israel initially recognized in 2014. The revaluation of such financial asset is recognized as other income for the nine months ended September 30, 2015.

•
Financing income, net was approximately $0.9 million for the nine months ended September 30, 2015, compared to financing expenses, net of approximately $3.7 million for the nine months ended September 30, 2014. The change in financing income was mainly due to the reevaluation of our EUR/USD forward transactions, currency interest rate swap transactions and interest rate swap transactions in the aggregate amount of approximately $4.5 million, partially offset by expenses resulting from exchange rate differences in the amount of approximately $1.5 million, approximately $0.5 million interest on loans and interest rate swap transactions and approximately $1.8 million interest and other costs in connection with our Series A Debentures.

•
Tax benefit was approximately $2.1 million for the nine months ended September 30, 2015, compared to taxes on income of approximately $0.8 million for the nine months ended September 30, 2014. This tax benefit for the nine months ended September 30, 2015 resulted mainly from deferred tax income included in connection with the application of a tax incentive claimable upon filing the relevant tax return by reducing the amount of taxable profit.

•	Net income was approximately $7.5 million for the nine months ended September 30, 2015, compared to approximately $4.9 million for the nine months ended September 30, 2014.

•
Total other comprehensive loss was approximately $5.2 million for the nine months ended September 30, 2015, compared to approximately $8.1 million for the nine months ended September 30, 2014. The change was mainly due to presentation currency translation adjustments as a result of fluctuations in the Euro/USD exchange rates. Such loss is a result of the devaluation in the Euro against the U.S. Dollar of approximately 7.6% for the nine months ended September 30, 2015 and approximately 8.7% for the nine months ended September 30, 2014.

•	Total comprehensive income was approximately $2.3 million for the nine months ended September 30, 2015, compared to a loss of approximately $3.3 million for the nine months ended September 30, 2014.

•	EBITDA was approximately $3.7 million and approximately $8.1 million for the three and nine months ended September 30, 2015, respectively.

•	Net cash provided by operating activities was approximately $2.9 million and $4.6 million for the three and nine months ended September 30, 2015, respectively.

On June 29, 2015, the Company entered into a loan agreement with UBI Banca S.c.p.a., in connection with the financing of one of its PV Plants, pursuant to which the Company shall receive financing amounting to approximately Euro 10.7 million bearing an interest at the Euribor 6 month rate plus a range of 2.85% per annum. The interest on the loan and the principal are to be repaid semi-annually. The final maturity date of this loan is December 31, 2029. Draw down of the loan has occurred in September 2015. In connection with this loan, the Company executed an approximately € 7.5 million interest swap transaction with a decreasing notional principle amount based on the amortization table with a final maturity date of December 31, 2015. The Company is the fixed rate payer (the fixed rate is set at 1.17%).

In July 2015, the Company indirectly acquired an additional 15% interest in Ellomay Spain S.L., which owns a photovoltaic plant in Spain with an installed capacity of approximately 2.3 MWp, for approximately EUR 0.8 million (approximately $0.9 million), increasing its indirect ownership in Ellomay Spain S.L. from 85% to 100%.

During the period July 1, 2015-September 30, 2015, the Company repurchased 66,238 of its ordinary shares for an aggregate consideration of approximately $0.6 million according to a share buyback program that was authorized the Company's Board of Directors.

As of December 1, 2015, the Company held approximately $24.9 million in cash and cash equivalents, approximately $0.5 million in short-term restricted cash, approximately $6.5 in marketable securities and approximately $5.6 million in long-term restricted cash.

Ran Fridrich, CEO and a board member of Ellomay commented: “Excluding unfavorable currency effects, revenues for the period were up approximately 11% compared to the relevant period in 2014. The Company continues to improve its operational parameters and its gross margin. The general and administrative expenses decreased despite an increase in expenses associated with the development of the pumped storage project in the Manara Cliff, Israel. Dorad’s results for the third quarter were in line with expectations.”

Information for the Company’s Series A Debenture Holders

As of September 30, 2015, the Company’s Net Financial Debt (as such term is defined in the Series A Debentures Deed of Trust) was approximately $13.8 million (consisting of approximately $19 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately $44.8 million in connection with the Series A Debentures issuances (in January and September 2014), net of approximately $29.6 million of cash and cash equivalents, short term deposits and marketable securities and net of approximately $20.4 million of project finance and related hedging transactions of the Company’s subsidiaries).

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol “ELLO” and with the Tel Aviv Stock Exchange under the trading symbol “ELOM.”  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.
To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain; and
•
Approximately 9.2% indirect interest, with an option to increase its holdings to 9.375%, in Dorad Energy Ltd., which owns and operates Israel’s largest private power plant with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.

Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

Ms. Kalia Weintraub serves as the Company’s Chief Financial Officer. Mr. Ori Rosenzweig serves as the Company’s Chief Investment Officer. Mr. Yaniv Friedman, who served as the Company's Head of Business Development & Strategy & Deputy CEO, had recently completed his service in the Company.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Financial Position (Unaudited)

	September 30,	December 31,
	2015	2014
	US$ in thousands
Assets
Current assets
Cash and cash equivalents	24,572	15,758
Marketable securities	5,008	3,650
Short-term deposits	-	3,980
Restricted cash	502	283
Trade receivables	231	214
Other receivables and prepaid expenses	5,895	5,929
	36,208	29,814
Non-current assets
Investment in equity accounted investee	35,479	27,237
Financial assets	5,852	1,912
Property, plant and equipment, net	82,697	93,513
Restricted cash and deposits	5,536	5,134
Other assets	4,264	1,477
	133,828	129,273

Total assets	170,036	159,087
Liabilities and Equity
Current liabilities
Loans and borrowings	1,198	677
Debentures	4,853	4,884
Accounts payable	1,078	1,229
Accrued expenses and other payables	3,807	4,134
	10,936	10,924
Non-current liabilities
Finance lease obligations	4,960	5,646
Long-term loans	13,629	4,039
Debentures	39,900	40,042
Other long-term liabilities	3,468	4,310
	61,957	54,037
Total liabilities	72,893	64,961

Equity
Share capital	26,597	26,180
Share premium	77,795	76,932
Treasury shares	(1,086)	(522)
Reserves	(13,314)	(8,127)
Retained earnings (Accumulated deficit)	7,319	(353)
Total equity attributed to shareholders of the Company	97,311	94,110
Non-Controlling Interest	(168)	16

Total equity	97,143	94,126
Total liabilities and equity	170,036	159,087

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income (loss) (Unaudited)

	For the Nine	For the Three	For the Nine	For the Three
	Months ended	Months ended	Months ended	Months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2015	2014	2014
	US$ thousands (except per share amounts)
Revenues	11,613	4,385	12,729	5,198
Operating expenses	1,930	568	2,183	654
Depreciation expenses	3,694	1,238	4,070	1,449
Impairment charges	-	-	568	-
Gross profit	5,989	2,579	5,908	3,095

General and administrative expenses	2,735	1,029	3,460	1,112
Company’s share of gain of investee accounted for at equity	1,112	895	1,667	1,897
Gain on bargain purchase	-	-	3,688	3,688
Other income (expenses), net	60	3	1,637	(206)
Operating Profit	4,426	2,448	9,440	7,362

Financing income	370	1,277	469	54
Financing income (expenses) in connection with derivatives reevaluation, net	4,496	(811)	(323)	20
Financing expenses	(3,926)	(853)	(3,884)	(1,290)
Financing income (expenses), net	940	(387)	(3,738)	(1,216)

Profit (loss) before taxes on income	5,366	2,061	5,702	6,146

Taxes on income	2,122	2,830	(835)	(757)

Net income (loss) for the period	7,488	4,891	4,867	5,389
Income (Loss) attributable to:
Shareholders of the Company	7,672	4,956	4,873	5,389
Non-controlling interests	(184)	(65)	(6)	-

Net income (loss) for the period	7,488	4,891	4,867	5,389
Other comprehensive income (loss)
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments	(219)	(918)	(437)	(134)
Items that would not be reclassified to profit or loss:
Presentation currency translation adjustments	(4,968)	491	(7,693)	(6,924)

Total other comprehensive income (loss)	(5,187)	(427)	(8,130)	(7,058)

Total comprehensive income (loss)	2,301	4,464	(3,263)	(1,669)

Basic net earnings (loss) per share	0.72	0.46	0.46	0.5
Diluted net earnings (loss) per share	0.71	0.46	0.45	0.5

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)

								Non- controlling	Total
	Attributable to owners of the Company							interests	Equity
					Translation
			Retained		reserve	Presentation
			earnings		from	currency
	Share	Share	(Accumulated	Treasury	foreign	translation
	capital	premium	Deficit)	shares	operations	reserve	Total
		US$ in thousands
For the nine months ended
September 30, 2015

Balance as at
January 1, 2015	26,180	76,932	(353)	(522)	955	(9,082)	94,110	16	94,126
Income (loss) for the period	-	-	7,672	-	-	-	7,672	(184)	7,488
Other comprehensive loss	-	-	-	-	(219)	(4,968)	(5,187)	-	(5,187)
Total comprehensive loss	-	-	7,672	-	(219)	(4,968)	2,485	(184)	2,301
Treasury stock	-	-	-	(564)	-	-	(564)	-	(564)
Cost of share-based payments	-	79	-	-	-	-	79	-	79
Warrants and options exercise	417	784	-	-	-	-	1,201	-	1,201
Balance as at
September 30, 2015	26,597	77,795	7,319	(1,086)	736	(14,050)	97,311	(168)	97,143

								Non- controlling	Total
	Attributable to owners of the Company							interests	Equity
					Translation
					reserve	Presentation
					from	currency
	Share	Share	Accumulated	Treasury	foreign	translation
	capital	premium	deficit	shares	operations	reserve	Total
		US$ in thousands
For the three months ended
September 30, 2015

Balance as at
June 30, 2015	26,240	76,940	2,363	(522)	1,654	(14,541)	92,134	(103)	92,031
Income (loss) for the period	-	-	4,956	-	-	-	4,956	(65)	4,891
Other comprehensive loss	-	-	-	-	(918)	491	(427)	-	(427)
Total comprehensive loss	-	-	4,956	-	(918)	491	4,529	(65)	4,464
Treasury stock	-	-	-	(564)	-	-	(564)	-	(564)
Cost of share-based payments	-	55	-	-	-	-	55	-	55
Warrants and options exercise	357	800	-	-	-	-	1,157	-	1,157
Balance as at
September 30, 2015	26,597	77,795	7,319	(1,086)	736	(14,050)	97,311	(168)	97,143

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)

								Non- controlling	Total
	Attributable to owners of the Company							interests	Equity
					Translation
					reserve	Presentation
					from	currency
	Share	Share	Accumulated	Treasury	foreign	translation
	capital	premium	deficit	shares	operations	reserve	Total
		US$ in thousands
For the nine months ended
September 30, 2014

Balance as at
January 1, 2014	26,180	76,932	(7,011)	(522)	4,154	-	99,733	28	99,761
Income (loss) for the period	-	-	4,873	-	-	-	4,873	(6)	4,867
Other comprehensive loss	-	-	-	-	(437)	(7,693)	(8,130)	-	(8,130)
Total comprehensive loss	-	-	4,873	-	(437)	(7,693)	(3,257)	(6)	(3,263)

Balance as at
September 30, 2014	26,180	76,932	(2,138)	(522)	3,717	(7,693)	96,476	22	96,498

								Non- controlling	Total
	Attributable to owners of the Company							interests	Equity
					Translation
					reserve	Presentation
					from	currency
	Share	Share	Accumulated	Treasury	foreign	translation
	capital	premium	deficit	shares	operations	reserve	Total
		US$ in thousands
For the three months ended
September 30, 2014

Balance as at
June 30, 2014	26,180	76,932	(7,527)	(522)	3,851	(769)	98,145	22	98,167
Income (loss) for the period	-	-	5,389	-	-	-	5,389	-	5,389
Other comprehensive loss	-	-	-	-	(134)	(6,924)	(7,058)	-	(7,058)
Total comprehensive loss	-	-	5,389	-	(134)	(6,924)	(1,669)	-	(1,669)

Balance as at
September 30, 2014	26,180	76,932	(2,138)	(522)	3,717	(7,693)	96,476	22	96,498

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

	For the Nine Months ended September 30, 2015	For the Three Months ended September 30, 2015	For the Nine Months ended September 30, 2014	For the Three Months ended September 30, 2014
Cash flows from operating activities	US$ in thousands
Income (loss) for the period	7,488	4,891	4,867	5,389
Adjustments for:
Financing (income) expenses, net	(940)	387	3,738	1,216
Forward gain paid	223	223	-	-
Gain on bargain purchase	-	-	(3,688)	(3,688)
Impairment charges	-	-	568	-
Depreciation	3,694	1,238	4,070	1,449
Cost of share-based payment	79	55	-	-
Company’s share of income of investees accounted for at equity	(1,112)	(895)	(1,667)	(1,897)
Increase in trade receivables	(33)	(128)	(125)	(51)
Decrease (increase) in other receivables and prepaid expenses	79	2,385	(4,304)	(2,407)
Decrease (increase) in other assets	(2,184)	2,186	(675)	803
Decrease in accrued severance pay, net	(1)	(1)	(29)	(2)
Decrease in trade payables	(71)	(22)	(63)	(240)
Increase (decrease) in accrued expenses and other payable	1,253	(4,283)	878	337
Tax expenses	(2,122)	(2,830)	835	757
Tax paid	(188)	(93)	(180)	-
Interest received	109	16	127	69
Interest paid	(1,688)	(239)	(2,779)	(254)
Net cash provided by operating activities	4,586	2,890	1,573	1,481

Cash flows from investing activities
Purchase of property and equipment	-	-	(92)	-
Acquisition of subsidiary, net of cash acquired	-	-	(13,066)	(13,066)
Advance payment on account of investment	-	-	-	408
Investment in equity accounted investees	(7,543)	(87)	(4,058)	-
Proceeds from (investment in) restricted cash, net	(706)	(156)	5,301	-
Investment in Marketable Securities	(1,350)	-	-	-
Proceeds from deposits	3,980	-	5,153	-
Net cash provided by (used in) investing activities	(5,619)	(243)	(6,762)	(12,658)

Cash flows from financing activities
Repayment of loans	(894)	(470)	(25,608)	-
Proceeds from long-term and short term borrowings	11,064	10,154	-	-
Proceeds from options and warrants exercised	1,201	1,157	-	-
Treasury stock	(564)	(564)	-	-
Proceeds from loans and Debentures, net	-	-	55,791	-
Net cash provided by financing activities	10,807	10,277	30,183	-

Exchange differences on balance of cash and cash equivalents	(960)	(43)	(2,225)	(1,709)
Increase in cash and cash equivalents	8,814	12,881	22,769	(12,886)
Cash and cash equivalents at the beginning of the period	15,758	11,691	7,238	42,893
Cash and cash equivalents at the end of the period	24,572	24,572	30,007	30,007

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Net income to EBITDA (in US$ thousands) (Unaudited)

	For the Nine Months ended September 30,	For the Three Months ended September 30,	For the Nine Months ended September 30,	For the Three Months ended September 30,
	2015	2015	2014	2014
Net income for the period	7,488	4,891	4,867	5,389
Financing expenses (income), net	(940)	387	3,738	1,216
Taxes on income	(2,122)	(2,830)	835	757
Depreciation	3,694	1,238	4,070	1,449
EBITDA	8,120	3,686	13,510	8,811